SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

_____________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

Cascade Microtech Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
147322101
(CUSIP Number)

November 8, 2011
(Date of Event That Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1 (b)
☒ Rule 13d-1 (c)
☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 147322101

(1)		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) James Alpha Small Cap Master Fund, L.P. (I.R.S. Identification No.: 20-4721688
(2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☐
(3)		SEC USE ONLY
(4)		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
(12)	TYPE OF REPORTING PERSON PN

CUSIP No. 147322101

(1)		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) James Alpha, LLC (I.R.S. Identification No.: 20-4721686)
(2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☐
(3)		SEC USE ONLY
(4)		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
(12)	TYPE OF REPORTING PERSON OO

CUSIP No. 147322101

(1)		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) James Alpha Management I, L.P. (I.R.S. Identification No.: 61-1586306)
(2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☐
(3)		SEC USE ONLY
(4)		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
(12)	TYPE OF REPORTING PERSON PN

CUSIP No. 147322101
(1)		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kevin R. Greene
(2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☐
(3)		SEC USE ONLY
(4)		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
(12)	TYPE OF REPORTING PERSON IN

Item 1(a).  Name of Issuer:

Cascade Microtech Inc.

Item 1(b).  Address of Issuer’s Principal Executive Offices:

2430 N.W. 206th Avenue, Beaverton, OR 97006

Item 2(a).  Name of Person(s) Filing:

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

James Alpha Small Cap Master Fund, L.P. (“Master Fund”)

James Alpha, LLC (“JA”)

James Alpha Management I, L.P. (“JAM”)

Kevin R. Greene (“KG”)

Please see Schedule A for further information about the Reporting Persons.

 Item 2(b).  Address of Principal Business Office, or, if None, Residence:

Each of the Reporting Persons has a business address at 515 Madison Avenue, 24th Floor, New York City, New York 10022.

  Item 2(c).  Citizenship:

MasterFund	Cayman Islands
JA	Delaware
JAM	Delaware
KG	USA

  Item 2(d).  Title of Class of Securities:

Common Stock, $0.01 par value per share

  Item 2(e).  CUSIP Number:

14732101

  Item 3.  If This Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b), Check Whether the Person Filing is a:

Not applicable.

Item 4.  Ownership:   Please see Schedule A for further information.

		Master Fund	JA	JAM	KG
(a)	Beneficial Ownership	-0-	-0-	-0-	-0
(b)	Percentage of Class	0.0%	0.0%	0.0%	0.0%
(c)	Sole Voting Power	-0-	-0-	-0-	-0-
	Shared Voting Power	-0-	-0-	-0-	-0-
	Sole Dispositive Power	-0-	-0-	-0-	-0-
	Shared Dispositive Power	-0-	-0-	-0-	-0-

Item 5.   Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.I  dentification and Classification of the Subsidiary That Acquired the Security Being Reported by the Parent Holding Company or Control Person.

JAM, as investment manager of Master Fund, and JA, the general partner of Master Fund, have the right or the power to direct the receipt of dividends from shares, and to direct the receipt of proceeds from the sale of shares to clients holding limited partnership interests in Master Fund.

Item 8.  Identification and Classification of Members of the Group.

Not applicable

Item 9.  Notice of Dissolution of the Group.

Not applicable

Item 10.  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a  participant  in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 29, 2011

James Alpha Small Cap Master Fund, L.P.
By:  James Alpha, LLC

By:     /s/ Kevin R. Greene
Name: Kevin R. Greene
Title:  Managing Member

James Alpha, LLC

By:    /s/ Kevin R. Greene
Name: Kevin R. Greene
Title:  Managing Member

James Alpha Management I, L.P.
 By:  James Alpha, LLC

By:   /s/ Kevin R. Greene
Name: Kevin R. Greene
Title:  Managing Member

Kevin R. Greene

/s/ Kevin R. Greene
Kevin R. Greene, individually

Exhibit A

Agreement of Joint Filing

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Cascade Microtech Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement.  Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

           In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf on November 29, 2011.

James Alpha Small Cap Master Fund, L.P.
By:  James Alpha, LLC

By:     /s/ Kevin R. Greene
Name: Kevin R. Greene
Title:  Managing Member

James Alpha, LLC

By:    /s/ Kevin R. Greene
Name: Kevin R. Greene
Title:  Managing Member

James Alpha Management I, L.P.
By:  James Alpha, LLC

By:   /s/ Kevin R. Greene
Name: Kevin R. Greene
Title:  Managing Member

Kevin R. Greene

/s/ Kevin R. Greene
Kevin R. Greene, individually

Schedule A

James Alpha Small Cap Master Fund, L.P. no longer beneficially owns any shares of common stock.

James Alpha Management I, L.P. is the investment manager of James Alpha Small Cap Master Fund, L.P. and may be deemed to share the right to direct the voting and dispositive control over the shares held by such fund. James Alpha Management I, L.P. has delegated daily management of the fund’s assets to Invicta Capital Management LLC, as subadvisor, and such subadvisor has discretionary investment authority over the assets of the James Alpha Small Cap Master Fund, L.P. and proxy voting power.  Accordingly, Invicta Capital Management LLC may be deemed to share beneficial ownership of such shares.  Invicta Capital Management LLC and its control person, Gregory A. Weaver, filed a Schedule 13G/A with the Securities and Exchange Commission on November 17, 2011, with respect to their beneficial ownership of such shares.

James Alpha, LLC is the general partner of James Alpha Small Cap Master Fund, L.P. and James Alpha Management I, L.P. and may be deemed to share the right to direct the voting and dispositive control over such shares.

Kevin R. Greene is the managing member of James Alpha, LLC. He may be deemed to share the right to direct the voting and dispositive control over such shares.